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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE TO
                                (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
          OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                               LANDS' END, INC.
                      (NAME OF SUBJECT COMPANY (ISSUER))

                            INLET ACQUISITION CORP.
                         A WHOLLY OWNED SUBSIDIARY OF
                            SEARS, ROEBUCK AND CO.
                     (NAMES OF FILING PERSONS (OFFERORS))

                               -----------------

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                               -----------------

                                   515086106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           ANASTASIA D. KELLY, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                            SEARS, ROEBUCK AND CO.
                               3333 BEVERLY ROAD
                        HOFFMAN ESTATES, ILLINOIS 60179
                           TELEPHONE: (847) 286-2500
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                  COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                With a copy to:
                             GARY P. CULLEN, ESQ.
                SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                             333 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                           TELEPHONE: (312) 407-0700

                           CALCULATION OF FILING FEE

=--------------------------------------------
TRANSACTION VALUATION* AMOUNT OF FILING FEE**
---------------------------------------------
  $1,950,167,509.37         $179,415.41
---------------------------------------------
---------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 30,012,942 outstanding shares of common stock of Lands' End, Inc. at a purchase price of $62.00 per share. The transaction valuation also includes the offer price of $62.00 less $30.13, which is the average exercise price per share, multiplied by 2,804,051, the estimated number of options outstanding.
** The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $92 per million dollars of the transaction valuation. Sent by wire transfer to the Securities Exchange lockbox on May 16, 2002.
[_]Check the box if any part of the fee is offset as provided by Rule
   0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $______________ Filing party: _______________
Form or Registration No.:  ______________ Date Filed:   _______________

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

   This Tender Offer Statement on Schedule TO (this "Statement") relates to the offer by Inlet Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Sears, Roebuck and Co., a New York corporation ("Sears"), to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Shares"), of Lands' End, Inc., a Delaware corporation (the "Company"), at a purchase price of $62.00 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchaser, dated May 17, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

   Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Statement and is supplemented by the information specifically provided for herein.

ITEM 1.  SUMMARY TERM SHEET.

   The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

   (a) The subject company and issuer of the securities subject to the Offer is Lands' End, Inc., a Delaware corporation. Its principal executive office is located at One Lands' End Lane, Dodgeville, Wisconsin 53595 and its telephone number is (608) 935-9341.

   (b) This Statement relates to the Offer by the Purchaser to purchase all issued and outstanding Shares for $62.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

   (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in "Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

   (a), (b), (c) The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Sears and the Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

   (a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment for Shares," "Procedures for Accepting the Offer and Tendering the Shares," "Withdrawal Rights," "Material U.S. Federal Income Tax Consequences," "Certain Effects of the Offer" and "Certain Conditions of the Offer" is incorporated herein by reference.

   (a)(1)(ix), (xi)  Not applicable.

   (a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled "Material U.S. Federal Income Tax Consequences," "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Documents" and "Purpose of the Offer; Plans for the Company" is incorporated herein by reference.

   (a)(2)(vi)  Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   (a), (b) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Sears and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Documents" and "Purpose of the Offer; Plans for the Company" is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

   (a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Documents," "Purpose of the Offer; Plans for the Company," "Dividends and Distributions" and "Certain Effects of the Offer" is incorporated herein by reference.

   (c)(2)  None.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a) The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

   (b), (d)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a), (b), (c), (d), (e) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Certain Information Concerning Sears and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Documents," "Purpose of the Offer; Plans for the Company" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

   (a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

   (a), (b)  Not applicable.

ITEM 11.  ADDITIONAL INFORMATION

   (a)(1) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Sears and the Purchaser" and "The Transaction Documents" is incorporated herein by reference.

   (a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled "Terms of the Offer," "The Transaction Documents," "Certain Conditions of the Offer" and "Material Legal Matters; Regulatory Approvals" is incorporated herein by reference.

   (a)(4) The information set forth in the section of the Offer to Purchase entitled "Certain Effects of the Offer" is incorporated herein by reference.

   (a)(5)  None.

   (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.  EXHIBITS

(a)(1)(A) Offer to Purchase.

(a)(1)(B) Letter of Transmittal.

(a)(1)(C) Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.

(a)(5)(A) Joint Press Release issued by Sears and the Company on May 13, 2002, incorporated herein by reference to the Schedule TO, filed by Sears on May 13, 2002.

(a)(5)(B) Key Messages for Sears Corporate Strategic Leadership Team, incorporated herein by reference to the Schedule TO, filed by Sears on May 13, 2002.

(a)(5)(C) Letter to Sears Associates, dated May 13, 2002, from Alan J. Lacy posted on the Sears Intranet, incorporated herein by reference to the Schedule TO, filed by Sears on May 13, 2002.

(a)(5)(D) Slides used in Conference Call held on May 13, 2002, incorporated herein by reference to the Schedule TO, filed by Sears on May 13, 2002.

(a)(5)(E) Transcript of Conference Call held on May 13, 2002, incorporated herein by reference to the Schedule TO, filed by Sears on May 14, 2002.

(a)(5)(F) Summary Advertisement as published in the Wall Street Journal on May
          17, 2002.

(a)(5)(G) Press Release issued by Sears on May 17, 2002.

(b)       Not applicable.

(d)(1) Acquisition Agreement and Agreement and Plan of Merger, dated as of May 12, 2002, by and among Sears, Roebuck and Co., Inlet Acquisition
          Corp. and Lands' End, Inc.

(d)(2) Form of Tender Agreement, dated as of May 12, 2002, by and among Sears, Roebuck and Co., Inlet Acquisition Corp. and certain
          Stockholders.

(d)(3) Confidentiality Agreement, dated as of February 26, 2002, by and between Sears, Roebuck and Co. and Lands' End, Inc.

(d)(4) Letter Agreement, dated May 13, 2002, by and between Sears, Roebuck and Co. and
          David F. Dyer.

(g)       Not applicable.

(h).      Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SEARS, ROEBUCK AND CO.

                                             /S/  PAUL J. LISKA
                                          By: ______________________________
                                          Name:   Paul J. Liska
                                          Title:    Executive Vice President
                                          and Chief   Financial Officer

                                          INLET ACQUISITION CORP.

                                             /S/  W. ANTHONY WILL
                                          By: _______________________________
                                          Name:   W. Anthony Will
                                          Title:    Vice President and Treasurer

Dated: May 17, 2002

                                 EXHIBIT INDEX

 EXHIBIT                              EXHIBIT NAME
 -------                              ------------
(a)(1)(A) Offer to Purchase.

(a)(1)(B) Letter of Transmittal.

(a)(1)(C) Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks,
          Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.

(a)(5)(A) Joint Press Release issued by Sears and the Company on May 13, 2002, incorporated herein by reference to the Schedule TO, filed by Sears on May 13, 2002.

(a)(5)(B) Key Messages for Sears Corporate Strategic Leadership Team, incorporated herein by reference to the Schedule TO, filed by Sears on May 13, 2002.

(a)(5)(C) Letter to Sears Associates, dated May 13, 2002, from Alan J. Lacy posted on the Sears Intranet, incorporated herein by reference to the Schedule TO, filed by Sears on May 13, 2002.

(a)(5)(D) Slides used in Conference Call held on May 13, 2002, incorporated herein by reference to the Schedule TO, filed by Sears on May 13, 2002.

(a)(5)(E) Transcript of Conference Call held on May 13, 2002, incorporated herein by reference to the Schedule TO, filed by Sears on May 14, 2002.

(a)(5)(F) Summary Advertisement as published in the Wall Street Journal on May
          17, 2002.

(a)(5)(G) Press Release issued by Sears on May 17, 2002.

(b)       Not applicable.

(d)(1) Acquisition Agreement and Agreement and Plan of Merger, dated as of May 12, 2002, by and among Sears, Roebuck and Co., Inlet Acquisition
          Corp. and Lands' End, Inc.

(d)(2) Form of Tender Agreement, dated as of May 12, 2002, by and among Sears, Roebuck and Co., Inlet Acquisition Corp. and certain
          Stockholders.

(d)(3) Confidentiality Agreement, dated as of February 26, 2002, by and between Sears, Roebuck and Co. and Lands' End, Inc.

(d)(4) Letter Agreement, dated May 13, 2002, by and between Sears, Roebuck and Co. and David F. Dyer.

(g)       Not applicable.

(h)       Not applicable.

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